Exhibit 99.1

16 November 2004

JHI NV Provides Interim Support to MRCF

Asbestos victims with legitimate claims will have access to further funding under new arrangements offered by James Hardie Industries NV.

Offer of Indemnity to ABN 60

James Hardie Industries NV (JHI NV) today announced it has offered an indemnity to the ABN 60 Foundation directors that should facilitate the immediate provision by ABN 60 of $85 million in cash being made available to the Medical Research and Compensation Foundation (together with Amaca Pty Ltd and Amaba Pty Ltd, “MRCF”).

The indemnity offered to ABN 60 directors should remove obstacles perceived by them, and the MRCF, that have previously stopped the MRCF from drawing on funds available to it through ABN 60.

This follows public statements made by the MRCF that it requires additional cash funding to remain solvent.

Additional funding support from JHI NV

In addition to offering the indemnity to ABN 60, James Hardie has advised the MRCF that, should MRCF’s funds prove insufficient to meet legitimate claims, James Hardie intends to provide interim funding on a month-to-month basis to enable those claims to be met. This arrangement would apply for up to 6 months from today while negotiations with the ACTU are being concluded and necessary approvals are sought.

The interim funding to the MRCF will be provided once the MRCF’s existing sources of funds are exhausted. This would be reviewed if a provisional liquidator were appointed.

JHI NV Chairman, Meredith Hellicar said the offer of the indemnity to ABN 60 and the offer of further interim funding to the MRCF by JHI NV is a positive step forward in ensuring all legitimate claimants continue to be paid.

“We believe the MRCF now has the security of interim funding to maintain its role in providing financial support to the victims and families affected by asbestos related diseases.

“By proposing this arrangement, James Hardie is seeking to ensure that no-one who is entitled to receive compensation from the MRCF will go without funding while a long-term solution to the asbestos compensation issue is being finalised.”

Negotiations with the ACTU to reach a solution are progressing. Negotiations are now focussed on how to achieve efficiencies in the current claims payment processes. The negotiations are designed to ensure that legitimate asbestos claimants are dealt with and settled rapidly and that the level of legal and other administrative costs can be significantly reduced.

JHI NV Chairman Meredith Hellicar said, “The current level of administrative and legal costs threatens the robustness of any solution and the security of claimant payments over the long term.”

Once a final agreement has been reached, the proposal will be put to James Hardie shareholders for consideration.

End

Media Enquiries:

John Noble
Telephone: 61 2 8274 5206
Mobile: 0407 000 040
Email: john.noble@jameshardie.com.au
Facsimile: 61 2 8274 5218

Investor and Analyst Enquiries:

Steve Ashe – Vice President, Investor Relations
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au

www.jameshardie.com

Disclaimer
 This company statement contains forward-looking statements. Words such as “believe,’’ “anticipate,’’ “plan,’’ “expect,’’ “intend,’’ “target,’’ “estimate,’’ “project,” “predict,” “forecast,’’ “guideline,’’ “should,’’ “aim’’ and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on senior management; the success of our research and development efforts; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; risks of conducting business internationally; changes in tax laws and treatments; and foreign exchange risks. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

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